Hal Adams

PROFILE

Experienced in startup companies and proven leadership in managing growth.

SKILLS

Data Analysis

Responsibility

Adaptability

Time Management

Conflict Resolution

Leadership

EXPERIENCE

Managing Member
Savetech, LLC
October 2003 – Present

Savetech provides loans to start-up companies and makes investments in targeted securities. It also seeks out real estate acquisitions and development opportunities.